[SUNTECH LETTERHEAD]
April 15, 2011
Ms. Lynn Dicker, Staff Accountant
Mr. Martin James, Senior Assistant Chief Accountant
Mr. Kevin L. Vaughn, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Suntech Power Holdings Co., Ltd. Form 20-F for the fiscal year ended December 31, 2009 Filed May 11, 2010 File No. 001-32689
Dear Ms. Dicker, Mr. James and Mr. Vaughn:
     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 5, 2011 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”) of Suntech Power Holdings Co., Ltd. (the “Company”).
     For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. Our responses to the comments are as follows.
Form 6-K filed December 6, 2010
Exhibit 99.1
1.	We note your response to prior comment 2. In the response to the third bullet, you state that GSF records its investments at fair value. Separately you state that GSF values its investee companies at cost until the construction phase is completed. Please explain to us how a valuation at cost during the construction phase represents the fair value of the investee companies based on Topic 820-10 of the FASB Accounting Standards Codification.

With respect to its projects, the Company respectfully advises the Staff that at initial recognition of the investment in the investee companies, GSF believes that the transaction price (ie. initial purchase price), which mainly relates to the acquisition of required permits, approximates fair value. Subsequently, following ASC 820-10-35, GSF (a) uses a single valuation technique or combination of techniques to measure fair value according to the different phases of development a project may be in, as further discussed below and (b) applies these valuation technique(s) consistently except in circumstances in which a change results in a measurement that is equally or more representative of fair value, if any. Examples of changes which could result in a measurement that is equally or more representative of fair value include: (a) significant market changes develop, (b) material new information becomes available, (c) material information previously used is no longer available, and (d) valuation techniques improve.

The Company respectfully advises the Staff that as indicated in its response to prior comment 2, GSF investee companies believe their projects have four phases of development, including (i) acquisition of permits for projects, (ii) project and permit development, (iii) construction of the plant, and (iv) operation of the plant.

As also indicated in its response to prior comment 2, prior to the completion of construction, several risks to project success exist, including, but not limited to, (i) construction risk, (ii) financing risk, and (iii) grid connection risk (which is substantially reduced once construction is complete). These risks represent the majority of the risks to project success and they still exist before the completion of construction.

GSF has indicated to the Company that it uses the “cost approach” valuation technique to determine the fair value of these projects prior to completion of construction. GSF management has advised the Company that the costs included in determining the fair value of these projects are:
(a)	Costs of permits /projects acquired (such as permit acquisition costs and costs for land rights);

(b)	Costs incurred in project development (such as costs for technical design and engineering; procurement; technical advisors; and legal advisors); and

(c)	Costs of construction (such as costs for construction, equipment, materials, and installation).
There is very little market transaction data available for projects in development prior to the completion of construction, and such data is difficult to utilize to draw comparisons for market valuation purposes to GSF’s projects under development/construction because of a lack of detailed information about the exact development/construction status of these other projects. Furthermore, even if market transaction data did exist for other projects in development/construction, GSF believes it would still be difficult to utilize to draw comparisons for market valuation purposes to GSF’s projects in development/construction because of the intensively fact specific circumstances which exist for every project that affect valuation (eg. the exact state of development/construction at a particular time, differences in size of project, potential solar irradiation differences at different sites, distance to the grid inter-connection point and differences in project design such as whether trackers are used in a particular project or not). As a result, for a project in an early stage of development or construction that has not yet been completed, GSF believes that a potential buyer would consider the costs spent to date on the development/construction of the project to be the most reasonable and rationale determinant and method for valuation.

Moreover, in the event a project fails during one of the three stages of development preceding the completion of construction, GSF has indicated to the Company that the value GSF believes it could realize for the disposal of such project would not exceed costs incurred because it would be extremely difficult for an acquirer to complete construction and connection of the project to the grid by the deadlines imposed under the Italian feed-in-tariff system, which would effectively eliminate the ability of the project to generate positive returns. As such, the project and its assets could only be disposed of at cost.

Upon completion of the construction, (as indicated in the Company’s response to prior comment 2) the majority of risks to project success have been cleared, so GSF’s management believes that the “income approach” becomes more appropriate for the determining the fair value of a project as there are no quoted prices for the project that can be referred to. GSF has also performed a cross-check analysis using “market approach” valuation techniques (i.e. benchmarking to similar transactions in the market), and has found the valuations to be comparable under the two valuation techniques. In applying the “income approach” valuation technique, GSF continually evaluates whether any changes have occurred in factors affecting the projects’ fair value and update its fair value measurement based on such changes, as appropriate. Such factors considered include market conditions (such as equity market conditions, discount rates, and market risk premiums) and investment-specific factors (such as projected cash flow and project specific risk factors).
2.	Please clarify for us if GSF’s financial statements are prepared in accordance with US GAAP. If not, please clarify what basis such financial statements are prepared and describe the procedures you undertake to ensure your equity in earnings (loss) of investee calculation is based on the US GAAP earnings (loss) of GSF.

The Company respectfully advises the Staff that GSF’S financial statements are prepared in accordance with Luxembourg Generally Accepted Accounting Principles (“Lux GAAP”). On a quarterly basis, GSF’s management provides GSF’s financial statements under Lux GAAP to the Company for review. The Company then performs a US GAAP conversion analysis so that the equity in earnings (loss) of the investee companies in GSF is calculated in accordance with US GAAP. According to GSF’s management and GSF’s independent auditor, the differences between Lux GAAP and US GAAP are not material to GSF’s operation results. Assisting the Company in undertaking the conversion procedure, GSF’s management and its independent auditor advise the Company of the accounting treatment differences between Lux GAAP and US GAAP, including matters relating to the following:
1)	presentation of financial statements;

2)	consolidated financial statements;

3)	financial instruments;

4)	contingent liabilities; and

5)	taxation.
In addition, in connection with performing its quarterly procedures, the Company conducts regular review procedures over GSF’s financial statements to ensure any material GAAP differences would be adjusted in accordance with US GAAP. These procedures include having in depth discussions with GSF’s management to identify potential US GAAP accounting adjustments and the key quarterly activities GSF and its investee companies performed, spending significant time and effort to drill down into the key assumptions of the valuation models, reviewing support materials for key assumptions in the models, and verifying that such key assumptions used in the models are reasonable. Also, although it is not part of the Company’s control procedures nor a part of the Commission’s requirements for a foreign private issuer, the Company notes for the Staff’s attention that the Company’s quarterly financial information has been reviewed by its independent auditor in accordance with Statement on Auditing Standards (SAS) No. 100 Interim Financial Information.

The Company further advises the Staff that for the year ended December 31, 2010, the Company’s equity gain realized from GSF triggered the disclosure requirement under Regulation S-X 3-09. As a result, the Company will include in its 2010 Annual Report on Form 20-F a copy of GSF’s financial statements prepared under Lux GAAP with a US GAAP reconciliation audited in accordance with US GAAS. The Company notes that GSF’ independent auditor will provide an attestation to GSF of GSF’s financial statements prepared under Lux GAAP, which includes the US GAAP reconciliation.
* * * *

     The Company notes (per its message to Ms. Lynn Dicker with the Staff on April 5, 2011 acknowledging receipt of the comment letter) while the Staff had addressed the comment letter to Mr. David King as the Chief Financial Officer of the Company, the transition period noted in the Company’s press release dated March 28, 2011 announcing Mr. King’s succession of Ms. Amy Zhang as the Company’s Chief Financial Officer has as of yet not started. Mr. King plans to arrive at the Company’s headquarters in China during the second week of April, start the transition during the third week of April, and the transition period is expected to last for approximately two to three weeks before Mr. King will formally assume the role as the Company’s Chief Financial Officer.
     In connection with responding to the Staff’s comments, the Company acknowledges that:
—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-510-8531-8888.
Sincerely,
/s/ Dr. Zhengrong Shi
Dr. Zhengrong Shi
Chief Executive Officer

4